UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 15, 2016

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S - Share repurchase programme

Bagsværd, Denmark, 15 February 2016 – On 3 February 2016, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 14 billion to be executed during a 12-month period beginning 3 February 2016.

Under the programme initiated 3 February 2016, Novo Nordisk will repurchase B shares for an amount up to DKK 3.3 billion in the period from 3 February 2016 to 27 April 2016.

Since the announcement as of 8 February 2016, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	560,000		190,604,828
8 February 2016	200,000	316.47	63,293,780
9 February 2016	200,000	308.85	61,770,440
10 February 2016	155,000	323.72	50,177,220
11 February 2016	175,000	318.76	55,782,685
12 February 2016	180,000	321.70	57,905,712
Accumulated under the programme	1,470,000		479,534,665

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 1,654,483 B shares in the period from 8 February 2016 to 12 February 2016. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 56,141,184 B shares of DKK 0.20, corresponding to 2.2% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,600,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 14 billion during a 12-month period beginning 3 February 2016. As of 12 February 2016, Novo Nordisk has repurchased a total of 1,470,000 B shares equal to a transaction value of DKK 479,534,665.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3079 8519	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 14 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 16, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer